Exhibit 2.1

AMENDMENT NO. 1 TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (the “Amendment”), dated as of July 11, 2005, is made by and between Powerwave Technologies Inc., a Delaware corporation (“Purchaser Parent”) and any direct or indirect subsidiary of Purchaser Parent to which Purchaser Parent may assign, in whole or in part, its rights and obligations hereunder pursuant to Section 11.3 of the Original Agreement (as defined below) (each, a “Purchaser Subsidiary” and, together with the Purchaser Parent, the “Purchasers”), on the one hand, and REMEC, Inc., a California corporation (the “Seller Parent”), on the other, and amends that certain Asset Purchase Agreement dated as of March 13, 2005, by and between the Purchasers and the Seller Parent (the “Original Agreement”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Agreement.

RECITALS

WHEREAS, the Parties desire to amend the Original Agreement in order to restructure the Transactions in the manner contemplated in this Amendment, and to modify certain of the sections of the Disclosure Schedule to the Original Agreement in the manner contemplated in this Amendment;

WHEREAS, the Parties also desire to amend the Original Agreement in order to have the Purchasers provide certain transition services to the Sellers following the Closing, including, without limitation, transition services with respect to the agreements of the Sellers being purchased and assumed by the Purchasers pursuant to this Amendment, in the manner contemplated in this Amendment;

WHEREAS, the Parties also desire to amend the Original Agreement in order to extend the Outside Date from July 27, 2005 until September 30, 2005; and

WHEREAS, Section 11.1 of the Original Agreement provides that the Original Agreement may be amended upon the mutual agreement of the Purchaser Parent and the Seller Parent.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and mutual promises hereinafter set forth, the Parties hereto agree as follows:

1. Certain Changes to the Structure of the Transactions. Prior to the Closing Date, the Seller Parent shall have caused the Sellers to have taken the actions described on Schedule 1(a) to this Amendment. In addition to the foregoing, (i) Purchaser Parent shall purchase (or shall cause the relevant Purchaser Subsidiary to purchase) the Seller Subsidiaries set forth on Schedule 1(b) to this Amendment (and Seller Parent has accordingly modified and delivered to Purchaser Parent a new Schedule 2.1(g)(i) to the Original Agreement) and (ii) at the Closing Powerwave UK, Ltd., a UK corporation and a subsidiary of Purchaser Parent (“UK Purchaser”), shall purchase from REMEC UK Ltd. (UK), and Seller Parent shall cause REMEC UK Ltd. (UK) (“UK Seller”) to sell, transfer and assign to UK Purchaser, the assets of the UK Seller (the “UK Assets”), for an aggregate purchase price of Two Hundred Fifty Thousand U.K. Pounds Sterling (L250,000) (which amount is included in, and not in addition to, the Cash Purchase Price) which assets shall be deemed Purchased Assets for all purposes of the Original Agreement and this Amendment. A list of the UK Assets shall be set forth on Schedule 2.1(g)(ii) to the Original Agreement and shall be delivered to Purchaser Parent and the UK Purchaser at least five (5) days before Closing. In addition to the provisions of the Original Agreement, the terms and conditions set forth on Schedule 1(c) to this Amendment relating to Value Added Tax and Employees shall apply to such purchase and sale.

2. Modification and Delivery of Certain Schedules. Seller Parent has delivered to Purchaser Parent a list of revisions to Schedule 2.1(a), Schedule 2.1(f) and Schedule 2.2 to the Original Agreement.

3. Definitions. The defined term “Seller Subsidiaries” set forth in Section 1.1 of the Original Agreement is hereby amended to add (i) REMEC UK, Ltd. a corporation formed under the laws of the United Kingdom, (ii) REMEC New SRL, a corporation formed under the laws of Barbados, (iii) REMEC Wireless Systems, Inc., a corporation formed under the laws of the State of Delaware, REMEC Oy, a corporation formed under the laws of Finland, and (iv) REMEC Korea Corporation, a corporation formed under the laws of Korea, (v) REMECINC SRL, a corporation formed under the laws of Costa Rica, (vi) RMPI, LLC, a limited liability company formed under the laws of the State of California, (vii) RMPI, LLC – Philippines Branch, a limited liability company formed under the laws of the Philippines and (viii) REMEC Manufacturing Philippines, Inc., a corporation formed under the laws of the Philippines.

4. Transition Services. Seller Parent has delivered to Purchaser Parent a new Schedule 10.6 to the Original Agreement to reflect transition services to be provided by Purchaser Parent to Seller Parent after the Closing Date.

5. Offer of Employment. Purchaser Parent shall make an offer of employment, on similar terms and conditions as the employment by Sellers, to the employees of the Business in the United States.

6. Extension of Outside Date. Section 8.1(b)(i) of the Original Agreement is hereby amended in its entirety to read as follows:

“(i) if the Transactions shall not have been consummated on or before September 30, 2005 (the “Outside Date”), provided, however, that (A) the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Transactions to have been consummated on or before the Outside Date was due to such Party’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; and (B) that the right of Seller Parent to terminate this Agreement under this

Section 8.1(b)(i) shall not be available to Seller Parent prior to September 1, 2005, if the failure of the Transactions to have been consummated on or before such date was due to the failure to hold the Seller Stockholders Meeting on or before such date for reasons due to the SEC’s review of the Proxy Statement or Seller Parent’s SEC Reports.”

7. Effect on Original Agreement. Except as specifically amended pursuant to the terms hereof, the terms and provisions of the Original Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment No. 1 to Asset Purchase Agreement has been duly executed and delivered by the parties as of the date first above written.

POWERWAVE TECHNOLOGIES, INC.

By:	/s/ Kevin T. Michaels

Print Name:	Kevin T. Michaels

Its:	Chief Financial Officer

REMEC, INC.

By:	/s/ Winston E. Hickman

Print Name:	Winston E. Hickman

Its:	EVP, Chief Financial Officer